Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Plateshub Inc.
1052 Sable St.
Rancho Santa Margarita, CA 92688
plateshub.com

Up to $1,069,998.80 in Common Stock at $1.30
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Plateshub Inc.
Address: 1052 Sable St., Rancho Santa Margarita, CA 92688
State of Incorporation: CA
Date Incorporated: February 23, 2021

Terms:

Equity

Offering Minimum: $9,999.60 | 7,692 shares of Common Stock
Offering Maximum: $1,069,998.80 | 823,076 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.30
Minimum Investment Amount (per investor): $102.70

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Perks & Incentives

Time-based

Friends and Family Early Birds

Invest within the first 72 hours for 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive and receive 5% bonus shares

<u>Amount-based</u>

$500+ | Palate Cleanser Level

Invest $500+ and receive a Plateshub hat and t-shirt and 20% off all Plateshub meals.

$1,000+ | Bread and Butter Level

Invest $1,000+ and receive everything in previous perk plus a box of free Plateshub meals.

$2,500+ | Soup and Salad Level

Invest $2,500+ and receive everything in previous perks plus a call with our in house nutritionist to custom curate your meals and 3% bonus shares

$10,000+ | Appetizer Level

Invest $10,000+ and receive everything in previous perks plus a month of free Plateshub meals and a call with our founder and 5% bonus shares.

$20,000+ | Entree Level

Invest $20,000+ and receive everything in previous perks plus an invitation to a private investors event at a LA Chargers game TBD and 10% bonus shares.

$50,000+ | Hot Fudge Sundae with Cherry on Top Level

Invest $50,000+ and receive everything in previous perks plus a private chef to come to your home and cook dinner for you and 10 friends and 15% bonus shares.

*Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Plateshub will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares

they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Plateshub is a nutritional meal prep company for professional athletes. We currently service 23 out of 32 NFL teams. We plan to go direct to consumer sales in Sept 2022 . Our meals are custom curted per each clients individual needs. Our clients have an intake with our in house nutristaff to formulate both a long term and short term meal plan with associated goals.

JACMeals LLC was initially formed in California on February 23, 2021 and converted to Plateshub Inc., a Delaware corporation, on April 1, 2022.

Competitors and Industry

Industry numbers:

The global meal kit delivery services market size is expected to reach USD 64.3 billion by 2030. The market is expected to expand at a CAGR of 17.4% from 2022 to 2030. Increasing preference for homemade meals among millennials is expected to be a major factor contributing to the growth of the market. Meal kit delivery services are popular among busy parents, millennials, those juggling multiple jobs, working couples, or people with special diet needs who prefer pre-planned ingredients or meals so that they can quickly prepare meals. The Current dominates players in the prepared meal prep industry are Freshly, Factor75 & Trifecta

https://www.globenewswire.com/en/news-release/2022/04/21/2426249/28124/en/Outlook-on-the-Meal-Kit-Delivery-Services-Global-Market-to-2030-Online-Segment-Accounted-for-the-Largest-Revenue-Share-of-More-Than-63-2-in-2021.html

Breakdown of similar-stage competitors (or any adjacent competitors)

Competitor 1 - Trifecta Meals . Trifecta Meals targets and cateres to both Athletes and consumers claiming fresh high quality ingrediants. We do not agree with this

statement as they use inferior products as well as do not let clients choose their own meals. We at plateshub only use organic products, and are farm to table, never frozen and let you build your menu to suit you.

Competitor 2 - Factior75. Factor is a meal prep company that offers high end fresh meal prep to consumers. They cater to every nutritional preogram and are one of our direct competitors. While we are both aligned in products what sets us apart is our ability to offer custom curated meal plans for all our clients with our in house nutri staff.

Competitor 3 - Freshly Fit. Freshly fit is a mass producded meal prep company serving meal prep under the freshly umbrella. Products come semi frozen, sloppy and are not customizable. We offer a much supiorer product in terms of quality and customzaton for your personal health.

While these 3 companies are competitors , Plateshub offers a fully custom curated individual meal plan served to each client. No other meal prep contry in the industry is currently able to offer that. We prepare each meal to each clients maco and diet intake needs and serve only the finest organic farm to table products.

Current Stage and Roadmap

As Plateshub rapidly expands we are excited to annouce that we will be adding retail kiosks to the Top 2 perfomance centers in LA. SRLA & JLT. At these locations both the NFL & NBA players train and rehab duing throughout the year. The addition of these retail kiosk locations are 6/2022

Plateshub will also be adding retail locations inside Equinox gyms in Newport Beach,Irvine , and San Fransisco CA 7/2022. We have signed a food and beverage lease with Steven Joyce Esq for those locations.

The future roadmap of Plateshub is bright and filled with many oppurtunities. We are exploring retail oppurtunies for shelf space inside Wholefoods, Mother Market, and Sprouts. We anticipate to be vetted and inside these location in within the 3rd Q2 of 2022.

Plateshub TX is both a retail and distribution location currently being built out with an anticpated grand opening date 0f 9/2022 to be followed by Atlanta 11/2022, NY 02/2023 and Midwest Q2 2023

Lastly we have signed an agreemnet on 5/22 with Puregreen Juice to be a distributer of their product in our locations. Puregreen and Platehub will also be adding a exclusive product line of juices called PLatehub by Puregreen.

The Team

Officers and Directors

Name: Joseph Crapanzano

Joseph Crapanzano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: February 23, 2021 - Present
  Responsibilities: Bringing in new business and forming / keeping nfl relationships. Currently takes a salary of $50k/year.

- **Position:** Executive Chef
  Dates of Service: February 23, 2021 - Present
  Responsibilities: Curated all menus, and cooks all meals

Other business experience in the past three years:

- **Employer:** Private Chef
  Title: Private Chef
  Dates of Service: February 01, 2019 - February 23, 2021
  Responsibilities: Chef to various NFL athletes

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Plateshub (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by Platesub. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Crapanzano	9,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,076 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 9,000,000
Use of proceeds: Founders Shares
Date: February 23, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $264,275.00

This was a result of more focus on the NFL. We serviced 23 NFL teams and generated much of this revenue can be attributed to their meal prep services.

Cost of sales

Cost of sales in 2021 was $46,393.00, a 17% food cost is a below average cost of goods sold and we are able to achieve that by holding stock.

Gross Margins

We were at a 17.85% COGS with gross sales of 264.275.00 and COGS of$46,393. We anticipate our margins to stay the same as we add locations but also are in R&D to produce organic dog treats with leftover product. If that come to fruitition we anticipate having a lower COGS.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses. Expenses in 2021 were $110,128.00.

Approximately $90,000.00 was due to increased compensation and benefits costs. The Company hired four employees in 2021, three in BOH and one in operations.

Historical results and cash flows:

Are cash flow is from sales of our products to the NFl with the most sales coming from the Chargers, Rams, Jaguars, Eagles currently.

We have just been granted food operations inside 7 equinox gyms, SRLA performance center and JLT clinic so we anticipate sales increasing 400%.

We think that our revenue will change drastically as we continue to grow. Currently we have a full service restaurant & Cafe inside equinox Irvine as well as several self ordering kiosks being installed. We are hoping our gross revenue will reach at least 2 million in sales this year with the added equinox location as well as kiosks and new locations.

Costs of goods sold should remain approximately 18% except for equinox because it is a full service restaurant so that is currently 26%. Expenses - Our added expenses are a percentage of gross sales for each self ordering kiosk as well as 5% of gross sales for equinox starting year 2.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

While plateshub has no outstanding loans we have a cash on hand operationg count of $130K as of June 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While this campain raise will help Plateshub expand operations in other states as well as expand retail logistics we are not dependent to run operations from these funds and these are not currently critical to company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary to the viability of the company. The funds will comprise around 89% of company funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If plateshub were to raise only them minimum we would still be able to operate our company at full capacity for at least 1 year, based on a burn rate of around $10k/month.

How long will you be able to operate the company if you raise your maximum funding goal?

If plateshub raised the maximun we would be able to operate our company for the next 5 years at least, keeping the same burn rate of $10k/month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

While we currently have no future sources of capital in the terms of lines of credit or upcoming secondary raises, we expect new revenue streams from our retail refrigrators and Equinox cafe to bring in a vast amount of revenue.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $13,500,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

Plateshub is in the prepared meal industry. The prepared meal industry marklet has been growing steadaly with projections of the industry being worth 11 billion by Q4 2022. The trend that were seeing as a compnay is that both the NFL and consumers

are seeking healthier options that can be customized to their needs. Numerous clients have told us the value of being able to have an individualized meal plan prepared for them instead of having to choose from the cookie cutter format. We have based all of Plateshub niche on that.

Comparable Competitor Companies

In 2016 Factor75 one of our closest competitors closed on funding of 2 million from flow capital. Factor75 wasted no time expanding. The company was able to grow their operations, expand geographically, and extend into adjacent markets. By 2019, their three-year-growth came out to 1,018%. Over the next four years, Factor75 was consistently ranked in Inc. Magazine's Fastest-Growing Private Companies in America list. In November 2020 Factor75 was aquired by Hellofresh for $277 million.

The Value of the Company's Assets

Plateshub currently owns very favorable leases in Anaheim CA, Dallas Texas, and inside Equinox Irvine CA. We have negotiated several other upcoming leased properties in Atlanta, NY, and St Louis. We own all of our equipment and kiosk refrigrators, Kiosk self ordering units, and have no debt. With the upcoming NFL season coinciding with our retail rollout we feel we have expanded emencly with added NFL teams and 5 Equinox locations open / Opening.

Management's Prior Achievements & Success

Our owner and CEO Joseph Crapanzano started Plateshub from the groundfloor starting with 8 players into a national brand reaching into other sports segements and retail capabilities. While we continue to grow his philiosophy is the same. Serve clean, healthy food curated toward the individual. With several successful fine dining establishments in the past in Miami, NY, LA, and Las Vegas we take the fine dining element along with the nutritional intake if the active individual and created Plateshub.

Business Partnerships & Relationships

When Plateshub started in 3 years ago it was a NFL athlete meal prep compnay which now has expanded into serving 23 teams in the NFL. We have now retail kiosks inside JLT performance https://www.jamalliggin.com/, SRLA https://www.sportsrehabla.com/about-us and are excited that we just took over food service operations inside Equinox Irvine a 120K Sq FT Facility with 1000 clienst entering daily. With the equinox partnership we have packaged upcoming operations set to open on a staggered bacis in west hollywood, bev hills, NYC, Washing Dc, and san fransisco.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company only has Common Stock. The Company has no options, warrants or other securities

with a right to acquire shares outstanding. The Company does not have any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fee*
  94.5%
  To be taken upon first disbursement

If we raise the over allotment amount of $1,069,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  34.5%
  plateshub will go on a marketing campaign to let consumers know about our brand

- *Operations*
  30.0%
  We will continue to scout and pitch new locations & performance centers to add our retail refrigerators. Our Cap raise will be used for expansion of Plateshub locations into TX, ATL, ST LOUIS, working capital, kiosks for in stadium ordering during fanfest.

- *Inventory*
  30.0%
  website upgrade

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at plateshub.com (Financials Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/plateshub

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Plateshub Inc.

[See attached]

Plateshub, Inc. (the “Company”) a California Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

For the short year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Plateshub, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position for the short year ended December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 1, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	51,929
Total Current Assets	51,929
Non-current Assets	
Equipment, net of Accumulated Depreciation	66,144
Security Deposits	23,700
Total Non-Current Assets	89,844
TOTAL ASSETS	141,773
EQUITY	
Retained Earnings	34,961
Accumulated Deficit	106,813
Total Equity	141,773
TOTAL LIABILITIES AND EQUITY	141,773

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	264,275
Cost of Revenue	46,393
Gross Profit	217,882
Operating Expenses	
Advertising and Marketing	12,026
General and Administrative	93,577
Depreciation	4,525
Total Operating Expenses	110,128
Operating Income (loss)	107,754
Other Expense	
Other	941
Total Other Expense	941
Provision for Income Tax	-
Net Income (loss)	106,813

Statement of Cash Flows

	Short Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	106,813
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	4,525
Security Deposit	(23,700)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(19,175)
Net Cash provided by (used in) Operating Activities	87,637
INVESTING ACTIVITIES	
Machinery & Equipment	(70,669)
Net Cash provided by (used by) Investing Activities	(70,669)
FINANCING ACTIVITIES	
Member's Equity	34,961
Net Cash provided by (used in) Financing Activities	34,961
Cash at the beginning of period	-
Net Cash increase (decrease) for period	51,929
Cash at end of period	51,929

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance (At Inception 2/24/2021)	-	-	-
Net Capital Contributions	34,961	-	34,961
Net Income (Loss)	-	106,813	106,813
Ending Balance 12/31/2021	34,961	106,813	141,774

Plateshub, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Plateshub, Inc. ("the Company") was formed as an LLC under the name Jacmeals, LLC in California on February 24th, 2021. The Company subsequently converted into a corporation and changed their name to Plateshub, Inc on April 1st, 2022. The Company earns revenue through the sale of food and beverage at retail locations and through domestic shipping. The Company's headquarters is in California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery and sale of premade meals. Revenue is recognized upon shipment or purchase, net of estimated refunds. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Salvage Value	Book Value as of 12/31/21
Machinery & Equipment (Fridge)	7-10	39,358	2,059	2,400	37,299
Machinery & Equipment (Ovens, Stoves, Grills)	5-15	19,723	1,478	2,940	18,245
Miscellaneous Kitchen Equipment	5-15	11,537	937	3,075	10,600
Grand Total	**-**	**70,618**	**4,474**	**8,415**	**66,144**

Security Deposits

Security deposits as of December 31st, 2021, consisted of two different deposits. The Company has one security deposit in the amount of $8,340 related to a corner unit suite in a multi-tenant building in California. The lease term started on August 1st, 2021 and ends July 31st, 2026. The Company has another security deposit in the amount of $15,360 related to a kitchen space in Texas. The total security deposits balance was $23,700 as of December 31st, 2021.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company had no debt as of December 31st, 2021.

NOTE 6 – EQUITY

The Company was a multimember managed LLC with a single class of ownership interest as of December 31st, 2021.

See Note 7 – Subsequent Event for changes in equity related to the Company's subsequent conversion from an LLC to a corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 1, 2022, the date these financial statements were available to be issued.

The Company converted from an LLC to a corporation on April 1st, 2022. The Company has authorized 10,000,000 of common shares with a par value of $0.001 per share. 10,000,000 shares were issued and 9,000,000 shares were outstanding as of June 9th, 2022.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

PlatesHub

Meal prep for the NFL

$5,437 raised

16 Investors	$13.5M Valuation
$1.30 Price per Share	$102.70 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Website | Rancho Santa Margarita, CA | FOOD & BEVERAGE

Plateshub is a custom curated meal prep company currently serving NFL and professional athletes throughout the united states. We are based out of California with several locations around the country secured & or coming. Plateshub has started retail operations inside of Equinox

Reasons to Invest

- Plateshub is an official partner of the NFL, and securing more professional sports leagues.
- Fresh food meal kits are a growing industry in the US - in 2021, it was estimated at $6.9 billion, by 2024, the market should exceed $10 billion (Source)
- Some of our current ambassadors include Chauncy Gardner, David Long Jr, Uchenna Nwosu and Kenneth Murrey. We are set to announce ambassador partnerships with 32 NFL athletes, each with some sort of investment involved in the company.

OVERVIEW

Fueled by Plateshub

Science has shown that every athlete has specific needs in their diet to achieve optimal performance - and we feel every-day consumers should have this same opportunity.

We're Plateshub, and we aim to provide the healthiest, most nutritionally balanced organic meals to both professional athletes and consumers alike.

Delivered straight to your door, our ingredients are organically sourced and locally farmed, allowing us to provide seasonal gourmet meals, with optimal flavor, freshness and above all, nutritional value. We have multiple meals to choose from, with the help of a licensed nutritionist to curate an individualized meal plan for every client.

This individualized focus and nutritionist-backed approach has led us to the NFL Athletes and team relationships we have formulated over the last 2 seasons, as an NFL official partner.


We aim to provide the healthiest, nutritionally balanced organic meals

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into PlatesHub:

$102+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
$500+ | Palate Cleanser Level
Invest $500+ and receive a Plateshub hat and t-shirt and 20% off all Plateshub meals.

$1,000+
Investment
$1,000+ | Bread and Butter Level
Invest $1,000+ and receive everything in previous perk plus a box of free Plateshub meals.

$2,500+
Investment
$2,500+ | Soup and Salad Level
Invest $2,500+ and receive everything in previous perks plus a call with our in house nutritionist to custom curate your meals and 3% bonus shares

$10,000+
Investment
$10,000+ | Appetizer Level
Invest $10,000+ and receive everything in previous perks plus a month of free Plateshub meals and a call with our founder and 5% bonus shares.

$20,000+
Investment
$20,000+ | Entree Level
Invest $20,000+ and receive everything in previous perks plus an invitation to a private investors event at a LA Chargers game TBD and 10% bonus shares.

$50,000+
Investment
$50,000+ | Hot Fudge Sundae with Cherry on Top Lev
Invest $50,000+ and receive everything in previous perks plus a private chef to come to your home and cook dinner for you and 10 friends and 15% bonus shares.

THE PROBLEM

Meal kits can be misleading



Every Client is Different
no "one size fits all"

There are two major problems we are trying to solve in the meal kit industry:

One Meal Fits All Approach: Every client is different - and so is their diet and training regimen. So why can't their meals follow suit? We think meal prep companies tend to only offer a la carte meals or a diet / allergen category - yet nothing is focused on the individual, in our view.

Organic Misnomer : There are many "organic" meal prep companies out there claiming to offer organic farm produce. In reality, it seems only certain meals fit that description.

THE SOLUTION

Fuel your body while saving time

We think there are too many companies out there that globalize their menus. We believe you can eat whatever is best for you by customizing your intake. **We are looking to make healthy habits possible.**



plateshub
scratch kitchen

Plateshub curates meals on a per client basis according to each individual's nutritional needs. Our data driven approach allows us to create meal plans using the goals of clients and their nutionists. Plus, our ingredients are locally sourced and organically farmed - as they are near each distribution center we use. Seasonal menus allow for optimal flavor and freshness.

By creating meals for clients, we are enabling them to focus on their career and day to day life. We even have our own master chef creating each healthy recipe, all based on the freshest ingredients and most nutritious combinations. And by shipping only fresh meals, that means more nutritious fuel.

Here's more on what we do:

- For every subscriber, we donate one meal to the homeless each month.
- All the meals are ready to heat and eat right when they arrive at your doorstep. The packaging comes prepared to heat so you have one less thing to worry about.
- Every week our recipes switch up. We tend to many palates by offering a rotating selection of meals, offering something for everyone.
- Our food is made at our nearby full prepped kitchens in California and Florida Michigan and NY. So we locally source all ingredients and ensure freshness.
- Delivered weekly right to your doorstep. Making it easier for you to focus on other things that matter.
- It's a balanced and healthy way to make your meal planning easier and stress-free while still tasting delicious.

We have a business model similar to other major meal kit companies, but **what makes us unique is our intake process that enables us to custom curate every client's meal.**


Meals Curated
To Fuel You

THE MARKET

Fresh food meal kits are growing strong

Fresh food meal kits are a growing industry in the US - in 2021, it was estimated at $6.9 billion, by 2024, the market should exceed $10 billion (source).

Plateshub currently services athletes from 23 NFL teams as well as several players in other professional leagues. Each chart represents the size of each market we are prepared to scale with our added locations and opening to the retail sector.


Plateshub currently services athletes from 23 NFL teams
Pro Athletics
Retail
Total Available Market (TAM)
Serviceable Available Market (SAM)
Serviceable Obtainable Market (SOM)

**Above numbers are internal company estimates of market statistics*

We think we stand out in the industry with our per-client custom curation - unlike the cookie cutter formula used by some of our direct competition. Also, we don't think there is anyone out there like us who caters to athletes, nor has developed the relationships with teams that we have.

OUR TRACTION

Rising in the ranks

Our NFL meal preparation segment is contributing the highest revenue followed closely by Facility, Kiosk and Retail.

Over the last 6 months alone, we have opened 5 locations in Texas, Atlanta, NY, and St Louis. We have built a push ordering APP for our clients and players alike to have a faster meal ordering experience instead of having to order via computer. We have signed a lease with Equinox Gyms in California, Washington DC and New York to open on-site cafe's with our meals readily available. Additionally, kiosks have opened at SRLA and rehab centers locally.

Plateshub has been licensed by the NFL as a partnership company. Here's a look at today's clients, we think you will recognize most:


Today's Clients

WHY INVEST

Food that matters

Plateshub's vision is to be the most recognized nutrition company for professional sports. We have already been fueling the best athletes in the NFL - continuing on the growth to offer retail to consumers across america.

In 3-5 years, we would like to see Plateshub inside every stadium for the NFL, NBA, and MLB. We would like to continue our growth and open full scale performance centers focusing on conditioning, training, rehab, and education throughout the country. These locations will be hubs for additional retail operations. Our Cap raise will be used for expansion of Plateshub locations into TX, ATL, ST LOUIS, working capital, kiosks for in stadium ordering during fanfest.



With meal prep ordering at an all time high, we are ahead of the competition with the large recognized foundation we created by forming partnerships with the NFL. We have shown a profit since our company was formed - without having to chase retail clients. Now that we will scale to retail and have a large ambassador following, we see ourselves going far. Invest today, and get in on the game.

In the Press

LA WIRE

SHOW MORE

Meet Our Team



Joseph Crapanzano

CEO, Director & Executive Chef

Our founder and CEO Joseph Crapanzano has been in the food industry since 1996 with restaurants and cateirng companies in FL, NY, NJ, NV, and CA. Once established in California Mr Crapanzano started a catering company which services the LA Chargers and in time Plateshub was started.

Offering Summary

Company	Plateshub Inc.
Corporate Address	1052 Sable St., Rancho Santa Margarita, CA 92688
Offering Minimum	$9,999.60
Offering Maximum	$1,069,998.80
Minimum Investment Amount (per investor)	$102.70

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	7,692
Maximum Number of Shares Offered	823,076
Price per Share	$1.30
Pre-Money Valuation	$13,500,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Perks & Incentives

Time-based

Friends and Family Early Birds

Invest within the first 72 hours for 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive and receive 5% bonus shares

Amount-based

$500+ | Palate Cleanser Level

Invest $500+ and receive a Plateshub hat and t-shirt and 20% off all Plateshub meals.

$1,000+ | Bread and Butter Level

Invest $1,000+ and receive everything in previous perk plus a box of free Plateshub meals.

$2,500+ | Soup and Salad Level

Invest $2,500+ and receive everything in previous perks plus a call with our in house nutritionist to custom curate your meals and 3% bonus shares

$10,000+ | Appetizer Level

Invest $10,000+ and receive everything in previous perks plus a month of free Plateshub meals and a call with our founder and 5% bonus shares.

$20,000+ | Entree Level

Invest $20,000+ and receive everything in previous perks plus an invitation to a private investors event at a LA Chargers game TBD and 10% bonus shares.

$50,000+ | Hot Fudge Sundae with Cherry on Top Level

Invest $50,000+ and receive everything in previous perks plus a private chef to come to your home and cook dinner for you and 10 friends and 15% bonus shares.

*Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Plateshub will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PlatesHub to get notified of future updates!

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Nicholas D. 17 INVESTMENTS a month ago Pinned by Company

Hello. I know it is still early, but what would be the most likely exit, IPO or acquisition?

1 View 1 reply

Shiyan D. 40 INVESTMENTS a month ago Pinned by Company

Who are your competitors? Thanks,

1 View 1 reply

Donald M. 3 days ago

Good Concept, My wife and I are interested in investing in this company. Have concerns about your revenue projections also will like to have more information on your past year financials, interested in investing with significant amount. Thank you in advance for this information

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Dialogue

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.